Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$345,958	$346,719	$137,131	$146,680	$124,647
Add: Fixed Charges	33,058	28,843	24,027	13,625	11,294
Add: Amortization of capitalized interest	130	127	141	139	83
Less: Interest capitalized	1,763	—	—	123	498
Less: Earnings from joint venture, net	164	136	217	393	99
Plus: pre-tax net loss attributable to noncontrolling interest	—	(44)	(386)	(494)	(183)
Total earnings	$377,219	$375,597	$161,468	$160,422	$135,610

Fixed charges:
Interest costs (1)	$30,599	$26,510	$21,205	$9,493	$8,739
Interest factor of operating lease expense (2)	2,459	2,333	2,822	4,132	2,555
Total fixed charges	$33,058	$28,843	$24,027	$13,625	$11,294

Ratio of earnings to fixed charges (3)	11.41	13.02	6.72	11.77	12.01

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.